_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 37 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 111 Letter to KCPL employees distributed commencing September 13, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  September 13, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                     Page
___________    _______________________________________________  ____

Exhibit 111    Letter to KCPL employees distributed commencing
               September 13, 1996.

                                                      Exhibit 111




                                        September 13, 1996


To all Employees:

We learned yesterday from the independent inspector of election that the Company's proposed merger with UtiliCorp United received slightly less than the majority of shares voting at the August 16, 1996, shareholders' meeting. This vote is preliminary and proxies remain subject to review and challenge by both KCPL and Western Resources.

I am deeply gratified by the significant support we received from such diverse groups as shareholders, legislators, community groups and especially employees. You continue to make me proud to be a part of KCPL.

As you know, Western is continuing to pursue its hostile exchange offer, which has been rejected by our Board of Directors. Our board continues to recommend that shareholders not tender their shares to Western. We are reviewing all our alternatives and will pursue options which the Board of Directors believes are in the best interests of KCPL, its shareholders and constituencies we serve.

                              Sincerely,

                              /s/ Drue Jennings